FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
July, 2010

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE
1H 2010

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30th, 2010

Highlights for the Period

SUMMARY

Consolidated physical sales decreased by 8.3%, reaching 27,502 GWh, primarily explained by Colombia and Argentina. Revenues decreased by 6.5% reaching Ch$ 1,178,416 million.
Consolidated procurement and services costs amounted to Ch$ 585,969 million, a reduction of 10.5%, due to lower use of liquid fuels for thermal generation.
Net Income attributable to Endesa Chile’s shareholders was Ch$ 208,535 million, a 37% decrease compared to the same period last year.
EBITDA was Ch$ 503,587 million, a 21.9% decrease over the Ch$ 645,140 million recorded in June 2009.
Net financial results improved in Ch$ 41,694 million, or 42.2%.
Income derived from investments in related companies reached Ch$ 41,100 million, 6.2% decrease, mainly as a result of lower net income of our affiliate, Endesa Brasil.
Consolidated hydro generation experienced 11.9% decrease, mainly explained by Colombia.
In Chile, EBITDA decreased by Ch$ 121,365 million which is explained primarily by the following:
Lower energy generation volume by 2.3%
Lower average prices by 19%
The above mentioned was offset by 20.2% decrease of fuel costs
In Colombia, EBITDA decreased by Ch$ 9,219 million, which is explained primarily by the following:
Lower physical sales by 14.9%
Low hydrology explained by the “El Niño” phenomenon
Less efficient production mix due to higher thermal production
Higher costs due to power purchase and fuel consumption
The above mentioned was partially offset by 32% increase of the average sale price
In Peru, EBITDA decreased by Ch$ 8,802 million, as a result of:
Lower physical sales by 3%
Higher costs of energy purchases due to the absence of the non-recurrent reversal of a provision registered as of June 2009 related to distributors without contracts
In Argentina, EBITDA decreased by Ch$ 2,168 million, as a result of:
Higher fuel costs by 16%
Lower physical sales by 16%
The above mentioned was partially offset by a better production mix

PRESS RELEASE
1H 2010

FINANCIAL SUMMARY

Consolidated debt reached US$ 3,960 million as of June 2010, 4.1% lower than the same period in 2009.
Interest Coverage ratio increased 4.4%, to 6.8 times when compared to December 2009.
Liquidity, a key consideration in our financial management, continues to be in a very solid position as below:
Uncommitted credit lines for US$ 218 million available for Endesa Chile in the Chilean capital markets.
Committed credit lines for US$ 92 million in undrawn revolving debt facilities in the Chilean capital market.
Committed credit lines for US$ 650 million in undrawn revolving debt facilities in the international markets.
Cash and cash equivalents amounted to Ch$ 169 million on a consolidated basis.

Endesa Chile continued to apply a strict control over its liquidity and in all its subsidiaries using hedge instruments to protect cash flow from variations in exchange rates and interest rate risk. The outstanding derivative instruments are detailed as follows:

Interest Rate Swaps for a total amount of US$ 200 million to fix the interest rate.
Cross currency swaps for US$ 396 million to mitigate exchange and interest rates risks.
Forwards, for US$ 85 million to mitigate exchange rate risk.

The aforementioned financial tools are being permanently evaluated and adjusted to the changing macroeconomic scenario, in order to achieve the most efficient levels of protection.

MARKET SUMMARY

  During the first half of 2010, Chilean stock exchange main index showed a positive performance in opposite trend to other international stock markets. The selective index, IPSA registered a 13.5% increase; Bovespa: -11.6%, Dow Jones Industrials: -6.3%, S&P 500: -7.6%, UKX: -9.2%, FTSE 250: +0.6%.

  Endesa Chile’s shares price in the local market decreased 2.48% during the period. Consistently with the Chilean peso depreciation of 7.9% during the first quarter of 2010 and the local price performance, Endesa Chile’s ADRs price fell 8.1%.

  In addition, during this year, Endesa Chile continued to be among the most traded companies at the Santiago Stock Exchange, with an average trading of US$ 10.9 million in the first half of 2010.

Top Five Daily Average Traded Amount at SSE in First Half 2010
Thousand US$
SQM	15,262
LAN	13,706
CENCOSUD	11,344
ENDESA CHILE	10,998
ENERSIS	10,450
Source: Santiago Stock Exchange

PRESS RELEASE
1H 2010

RISK RATING CLASSIFICATION INFORMATION

  Endesa Chile’s credit profile has continued to strengthen in 2010, due to improvements in the liquidity position and reduction of leverage. The positive perspectives on operational and credit profile of Endesa Chile have been reflected in the recent upgrades received during the first quarter by Fitch Ratings, from Standard & Poors and Feller Rate.

  Current ratings are further supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Endesa Chile’s geographic diversification through Latin America provides us a natural hedge against different regulations and weather conditions. Most of our operating subsidiaries are financially strong and have leading market positions in the countries where they operate.

The current risk classifications are:

  International Ratings:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa3 / Stable	BBB+ / Stable

  Domestic Ratings (for securities issued in Chile):

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

PRESS RELEASE
1H 2010

TABLE OF CONTENTS

Summary	1
Financial Summary	2
Market Summary	2
Risk Rating Classification Information	3
TABLE OF CONTENTS	4
GENERAL INFORMATION	5
SIMPLIFIED ORGANIZATIONAL STRUCTURE	5
MARKET INFORMATION	6
EQUITY MARKET	6
DEBT MARKET	8
CONSOLIDATED INCOME STATEMENT ANALYSIS	9
NET INCOME	9
OPERATING INCOME	10
NET FINANCIAL RESULT	10
OTHER RESULTS AND TAXES	10
CONSOLIDATED BALANCE SHEET ANALYSIS	11
ASSETS	11
LIABILITIES AND SHAREHOLDER’S EQUITY	12
DEBT MATURITY WITH THIRD PARTIES	13
EVOLUTION OF KEY FINANCIAL RATIOS	14
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	15
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	16
CAPEX AND DEPRECIATION	16
ARGENTINA	17
CHILE	19
COLOMBIA	21
PERU	22
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	23
SUSTAINABILITY AND THE ENVIRONMENT	26
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	27
OPERATING INCOME BY SUBSIDIARY	28
BUSINESS INFORMATION OF CHILEAN OPERATIONS	29
MAIN OPERATING FIGURES IN GWH	29
BUSINESS INFORMATION OF FOREIGN OPERATIONS	30
MAIN OPERATING FIGURES IN GWH	30
BRAZIL	31
CONFERENCE CALL INVITATION	35

PRESS RELEASE
1H 2010

GENERAL INFORMATION

(Santiago, Chile, Tuesday 27th, July 2010) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended June 30th, 2010. All figures are in Chilean pesos (Ch$) under International Financial Reporting Standards (IFRS). Variations refer to the period between June 30th, 2009 and June 30th, 2010.

Figures as of June 30th, 2010 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$1 = Ch$547.19 as of June 30th, 2010 for the Balance Sheet, and the average exchange rate for the semester of US$1 = Ch$524.84 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile’s consolidated financial statements of such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of June 30th, 2009.

* Endesa Chile’s subsidiaries in Chile are Endesa Eco, Celta, Pangue, Pehuenche, San Isidro, Ingendesa, Enigesa and Túnel El Melón.

SIMPLIFIED ORGANIZATIONAL STRUCTURE

PRESS RELEASE
1H 2010

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below shows the performance of Endesa Chile’s ADR (“EOC”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Santiago Stock Exchange (BCS)

The chart below shows the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA):

PRESS RELEASE
1H 2010

Madrid Stock Exchange (Latibex) - Spain

The chart below, shows Endesa Chile’s share price (“XEOC”) at the Latibex over the last 12 months compared to the Local Stock Index (IBEX):

PRESS RELEASE
1H 2010

DEBT MARKET

Yankee Bonds Price Evolution

The following chart shows the pricing of three of our Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

(*) IShares Iboxx Corporate Investment Grade Bonds Fund is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

PRESS RELEASE
1H 2010

CONSOLIDATED INCOME STATEMENT ANALYSIS

NET INCOME

Net Income attributable to Endesa Chile’s shareholders for the first half of 2010 was Ch$ 208,535 million, representing a 37% decrease over the same period of 2009, which was Ch$ 331,237 million.

Table 1
CONSOLIDATED INCOME STATEMENT		(Million Ch$)			(Thousand US$)
	1H09	1H10	Var 1H09-1H10	Chg %	1H10
Sales	1,254,343	1,153,363	(100,980)	(8.1%)	2,197,551
Energy sales	1,221,055	1,122,614	(98,441)	(8.1%)	2,138,964
Other sales	3,805	5,756	1,950	51.3%	10,967
Other services	29,483	24,993	(4,490)	(15.2%)	47,621
Other operating income	6,642	25,054	18,412	277.2%	47,736
Revenues	1,260,985	1,178,416	(82,568)	(6.5%)	2,245,287

Power purchased	(64,117)	(124,939)	(60,822)	(94.9%)	(238,052)
Cost of fuel consumed	(349,956)	(332,204)	17,752	5.1%	(632,963)
Transportation expenses	(93,539)	(103,469)	(9,929)	(10.6%)	(197,143)
Other variable procurements and services	(22,600)	(25,356)	(2,756)	(12.2%)	(48,313)
Procurements and Services	(530,212)	(585,969)	(55,756)	(10.5%)	(1,116,471)

Contribution Margin	730,772	592,448	(138,325)	(18.9%)	1,128,816

Work on non-current assets	391	305	(86)	(22.0%)	581
Employee expenses	(37,255)	(36,494)	761	2.0%	(69,535)
Other fixed operating expenses	(48,768)	(52,672)	(3,904)	(8.0%)	(100,357)
Gross Operating Income (EBITDA)	645,140	503,587	(141,554)	(21.9%)	959,505
Depreciation and amortization	(98,675)	(101,074)	(2,399)	(2.4%)	(192,581)
Operating Income	546,465	402,512	(143,953)	(26.3%)	766,924

Net Financial Income	(98,750)	(57,056)	41,694	42.2%	(108,712)
Financial income	17,100	7,807	(9,293)	(54.3%)	14,875
Financial expenses	(99,145)	(74,133)	25,012	25.2%	(141,249)
Income (Loss) for indexed assets and liabilities	9,657	(2,099)	(11,756)	(121.7%)	(4,000)
Foreign currency exchange differences, net	(26,362)	11,369	37,731	143.1%	21,661
Gains	12,762	22,504	9,742	76.3%	42,878
Losses	(39,125)	(11,136)	27,989	71.5%	(21,217)
Net Income From Related Comp. Cons. by the Prop. Eq.
Method	43,836	41,100	(2,736)	(6.2%)	78,310
Net Income From Other Investments	(139)	(0)	139	99.9%	(0)
Net Income From Sales of Assets	(16)	92	108	687.8%	176

Net Income Before Taxes	491,397	386,649	(104,748)	(21.3%)	736,698
Income Tax	(83,111)	(107,374)	(24,263)	(29.2%)	(204,584)
NET INCOME ATTRIBUTABLE TO:	408,286	279,275	(129,011)	(31.6%)	532,114
Shareholders of the Company	331,237	208,535	(122,702)	(37.0%)	397,331
Minority Interest	77,048	70,740	(6,309)	(8.2%)	134,784

Earning per share (Ch$ /share and US$ / ADR)	40.4	25.4	(15.0)	(37.0%)	1.5

PRESS RELEASE
1H 2010

OPERATING INCOME

Operating Income for the first half of 2010 reached Ch$ 402,512 million, a 26.3% decrease compared to the Ch$ 546,465 million reported as of June 2009 mainly due to a lower electricity generation in Chile, higher procurement and services costs in Colombia and lower sales to free customers in Peru.

EBITDA, or Gross Operating Income, amounted to Ch$ 503,586 million as of June 2010, a 21.9% reduction compared to the same period of 2009. This does not include the contribution of the investment in Endesa Brasil which is not consolidated by Endesa Chile, and its earnings contribution is under Net Income from Related Companies account.

Operating Revenues and costs, detailed by business line for the periods ending June 30th, 2010 and 2009 are:

Table 2
	Chile				Argentina				Colombia
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H09	1H10		1H10	1H09	1H10		1H10	1H09	1H10		1H10
Operating Revenues	756,406	636,093	(15.9%)	1,211,975	160,810	169,130	5.2%	322,251	234,471	264,188	12.7%	503,368
% of consolidated	60.0%	54.0%		54.0%	12.8%	14.4%		14.4%	18.6%	22.4%		22.4%
Operating Costs	(410,181)	(412,540)	0.6%	(786,030)	(137,376)	(145,634)	6.0%	(277,483)	(105,693)	(147,313)	39.4%	(280,682)
% of consolidated	57.4%	53.2%		53.2%	19.2%	18.8%		18.8%	14.8%	19.0%		19.0%

Operating Income	346,225	223,553	(35.4%)	425,946	23,433	23,496	0.3%	44,768	128,778	116,875	(9.2%)	222,687

	Peru				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H09	1H10		1H10	1H09	1H10		1H10
Operating Revenues	109,726	109,444	(0.3%)	208,528	1,260,985	1,178,416	(6.5%)	2,245,287
% of consolidated	8.7%	9.3%		9.3%
Operating Costs	(61,697)	(70,856)	14.8%	(135,005)	(714,519)	(775,904)	8.6%	(1,478,363)
% of consolidated	8.6%	9.1%		9.1%

Operating Income	48,029	38,588	(19.7%)	73,523	546,465	402,512	(26.3%)	766,924

NET FINANCIAL RESULT

The company’s net financial result amounted to negative Ch$ 57,055 million in the first half 2010, a 42.2% decrease with respect to the negative Ch$ 98,750 million in the first half 2009. This is mainly explained by lower financial expense of Ch$ 25,012 million, mainly as a result of lower average debt in Chile and lower interest rate in Colombia. Also, the lower expense is explained by a net gain from exchange rate differences of Ch$ 11,369 million reported as of June 2010 compared to the net loss of Ch$ 26,362 million registered as of June 2009. This net gain was mainly generated in Chile as the depreciation of the Chilean peso in relation to the dollar, which impacted the net assets denominated in dollars. Partially offsetting these positive results was the loss from adjustments of debt denominated in Unidades de Fomento (U.F.) in Chile as a result of a higher level of inflation during the first half of 2010 and the lower financial income of Ch$ 9,292 million.

OTHER RESULTS AND TAXES

Net Income from Related Companies reached Ch$ 41,100 million as of June 2010, decreasing by 6.2% over the first half of 2009. These results mostly reflect the proportional contribution of the affiliate, Endesa Brasil, with results for the period amounting to Ch$ 40,610 million.

Income taxes increased by Ch$ 24,263 million as of June 30, 2010 compared to the same period of 2009.

PRESS RELEASE
1H 2010

CONSOLIDATED BALANCE SHEET ANALYSIS

ASSETS

Table 3
ASSETS	(Million Ch$)				(Thousand US$)
	FY2009	1H10	Var	Chg %	1H10

CURRENT ASSETS
Cash and cash equivalents	446,438	92,221	(354,217)	(79.3%)	168,536
Other current financial assets	1,536	126	(1,410)	(91.8%)	230
Other current non-financial assets	12,389	3,774	(8,615)	(69.5%)	6,897
Trade accounts receivable and other receivables	328,265	349,171	20,906	6.4%	638,117
Accounts receivable from related companies	69,161	105,205	36,044	52.1%	192,263
Inventories	40,180	45,837	5,658	14.1%	83,769
Current tax receivable	44,392	47,367	2,975	6.7%	86,565
Total Current Assets	942,361	643,702	(298,660)	(31.7%)	1,176,377

NON-CURRENT ASSETS
Other non-current financial assets	4,142	3,417	(724)	(17.5%)	6,245
Other non-current non-financial assets	11,938	12,957	1,019	8.5%	23,679
Non-current receivables	66,716	80,486	13,770	20.6%	147,090
Investments in associates accounted for using the equity method	574,097	574,550	453	0.1%	1,050,001
Intangibles assets apart from increased value	42,639	43,954	1,316	3.1%	80,327
Increased value	105,545	113,937	8,392	8.0%	208,223
Property, plant and equipment	4,326,989	4,522,574	195,585	4.5%	8,265,089
Deferred tax assets	94,924	111,647	16,723	17.6%	204,037
Total Non-Current Assets	5,226,991	5,463,523	236,532	4.5%	9,984,691

TOTAL ASSETS	6,169,353	6,107,225	(62,128)	(1.0%)	11,161,068

Total Assets decreased by Ch$ 62,128 million as of June 30, 2010 compared to December 31, 2009, which is mainly explained by:

Current assets decreased Ch$ 298,659 million, equivalent to 31.7%, resulting from:
•

Decrease in cash and cash equivalents of Ch$ 354,217 million mainly due to less time deposits and repos, offset by an increase in commercial debtors and other accounts receivable of Ch$ 20,906 and 36,044 respectively.

The above was offset by the Ch$ 236,531 million increase of non-current assets, equivalent to 4.5%, resulting from:
•

Growth in net property, plant and equipment of Ch$ 195,585 million, mainly the effect of the translation of the local currency of each country and the exchange rate effect of approximately Ch$ 152,166 million, the additions in the semester of approximately Ch$ 145,054 million, partially compensated by the depreciation of the period that amounted to Ch$ 101,074 million.

•

Increase in deferred tax assets, basically the effect of the translation of the local currencies of each country and of the exchange rate of approximately Ch$ 8,960 million, plus the effects of the results of provisions and depreciation amounting to Ch$ 7,770 million.

PRESS RELEASE
1H 2010

LIABILITIES AND SHAREHOLDER’S EQUITY

Table 4
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	FY2009	1H10	Var	Chg %	1H10

Other current financial liabilities	348,549	243,811	(104,738)	(30.0%)	445,570
Trade accounts payable and other payables	373,872	266,073	(107,798)	(28.8%)	486,254
Accounts payable to related companies	90,554	120,796	30,242	33.4%	220,758
Provisions	33,393	30,676	(2,718)	(8.1%)	56,060
Current tax payable	123,945	51,548	(72,397)	(58.4%)	94,205
Current post-employment benefit obligations	3,449	3,532	83	2.4%	6,454
Other current non-financial liabilities	7,340	20,259	12,919	176.0%	37,023
Total Current Liabilities	981,102	736,695	(244,407)	(24.9%)	1,346,324

Other non-current financial liabilities	1,807,699	1,853,581	45,882	2.5%	3,387,455
Non-current liabilities	7,570	3,193	(4,377)	(57.8%)	5,835
Provisions	20,161	21,879	1,719	8.5%	39,985
Deferred tax liabilities	347,877	363,735	15,858	4.6%	664,732
Non-current post-employment benefit obligations	28,231	30,274	2,043	7.2%	55,326
Other non-current non-financial liabilities	21,712	24,638	2,926	13.5%	45,026
Total Non-Current Liabilities	2,233,249	2,297,300	64,050	2.9%	4,198,358

SHAREHOLDERS' EQUITY
Issued share capital	1,331,714	1,331,714	-	0.0%	2,433,732
Retained earnings (losses)	1,106,819	1,221,119	114,300	10.3%	2,231,618
Additional paid-in capital	206,009	206,009	-	0.0%	376,485
Other Reserves	(575,456)	(548,324)	27,133	4.7%	(1,002,072)
			-
Equity Attributable to Shareholders of the Company	2,069,086	2,210,518	141,432	6.8%	4,039,763
Equity Attributable to Minority Interest	885,916	862,712	(23,204)	(2.6%)	1,576,623
Total Shareholders' Equity	2,955,002	3,073,230	118,228	4.0%	5,616,386

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,169,353	6,107,225	(62,128)	(1.0%)	11,161,068

The company’s total liabilities decreased by Ch$ 62,128 million compared to December 31, 2009, mainly due to:

Decrease in Current Liabilities of Ch$ 244,407 million, equivalent to 24.9%, mainly explained by:
•

A reduction of Ch$ 104,737 million in Other Current Liabilities mainly due to the loans payment of Endesa Chile for Ch$ 126,705 million, partially compensated by the transfer of Endesa Costanera’s Mitsubishi debt to short term for Ch$ 13,589 million.

•	A decrease in commercial creditors of Ch$ 107,797 million, mainly corresponding to suppliers and services.
•	A reduction in current tax liabilities of Ch$ 72,397 million, as a result of the payment made in April 2010.
•	Increase in accounts payable to related companies of Ch$ 30,242 million, principally with respect to trading current accounts.

The latter was partially compensated by Ch$ 64,051 million increased of Non-Current Liabilities, equivalent to 2.9%, mainly explained by:
•

Higher other financial non-current liabilities for Ch$ 45,882 million, due to the local currency conversion effect in Edegel and Emgesa for Ch$ 63,493 million. In Endesa Chile, there was the effect of a rise in the exchange rate on the dollar debt of Ch$ 43,290 million and an increase in hedge liabilities of Ch$ 11,200 million, compensated by the repayment of bank loans of Ch$ 54,549 million and the transfer to short-term of the debt of Costanera for Ch$ 17,742 million.

PRESS RELEASE
1H 2010

•

Increase in deferred tax liabilities, basically the effect of the translation of the local currency of each country and the exchange rate for approximately Ch$ 12.692 million, plus the effects booked in results amounting to Ch$ 3,166 million.

  Net equity rose by Ch$ 118,228 million over December 31, 2009. The controller increased by Ch$ 141,432 million, mainly explained by the increase of conversion reserves for Ch$ 86,254 million, and the result of the period of Ch$ 208,535 million. This was partially compensated by the effect of the Ch$ 62,561 million minimum dividend accounted, and the reduction of the minimum hedge reserve for Ch$ 59,122 million and the booking of the differential of the final dividend for 2009 of Ch$ 32,042 million.

  The participation of minority holdings decreased by Ch$ 23,204 million, as a consequence of the conversion net effects and minorities net income.

DEBT MATURITY WITH THIRD PARTIES

Table 5
(Million US$)	2010	2011	2012	2013	2014	2015	Balance	TOTAL
Chile	147.6	176.7	40.6	419.4	220.9	214.6	1,062.2	2,282.1
Endesa Chile (*)	147.6	176.7	40.6	419.4	220.9	214.6	1,062.2	2,282.1
Argentina	86.6	109.1	38.8	24.7	28.0	-	-	287.4
Costanera	64.9	50.6	26.6	24.7	28.0	-	-	194.9
Chocón	21.5	58.5	12.2	-	-	-	-	92.2
Hidroinvest	0.3	-	-	-	-	-	-	0.3
Peru	42.7	58.7	130.4	49.0	45.6	47.7	73.7	447.9
Edegel	42.7	58.7	130.4	49.0	45.6	47.7	73.7	447.9
Colombia	84.2	126.3	160.6	-	74.6	-	496.6	942.3
Emgesa	84.2	126.3	160.6	-	74.6	-	496.6	942.3
TOTAL	361.2	470.9	370.5	493.2	369.1	262.4	1,632.5	3,959.7

Table 5.1
(Million Ch$)	2010	2011	2012	2013	2014	2015	Balance	TOTAL
Chile	80.8	96.7	22.2	229.5	120.9	117.4	581.2	1,248.7
Endesa Chile (*)	80.8	96.7	22.2	229.5	120.9	117.4	581.2	1,248.7
Argentina	47.4	59.7	21.2	13.5	15.3	-	-	157.2
Costanera	35.5	27.7	14.6	13.5	15.3	-	-	106.7
Chocón	11.7	32.0	6.7	-	-	-	-	50.4
Hidroinvest	0.2	-	-	-	-	-	-	0.2
Peru	23.4	32.1	71.4	26.8	25.0	26.1	40.3	245.1
Edegel	23.4	32.1	71.4	26.8	25.0	26.1	40.3	245.1
Colombia	46.1	69.1	87.9	-	40.8	-	271.7	515.6
Emgesa	46.1	69.1	87.9	-	40.8	-	271.7	515.6
TOTAL	197.6	257.7	202.7	269.9	202.0	143.6	893.3	2,166.7

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón

PRESS RELEASE
1H 2010

EVOLUTION OF KEY FINANCIAL RATIOS

Table 6
Indicator	Unit	FY2009	1H10	Var	Chg %
Liquidity	Times	0.96	0.87	(0.09)	(9.0%)
Acid ratio test *	Times	0.91	0.81	(0.10)	(11.4%)
Working capital	Million Ch$	(38,740)	(92,993)	(54,253)	(140.0%)
Working capital	Thousand US$	(70,799)	(169,947)	(99,148)	(140.0%)
Leverage **	Times	1.09	0.99	(0.10)	(9.2%)
Short-term debt	%	30.5	24.3	(6.24)	(20.4%)
Long-term debt	%	69.5	75.7	6.24	9.0%
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 6.1
Indicator	Unit	1H09	1H10	Var	Chg %
Financial expenses coverage*	Times	5.57	7.76	2.20	39.4%
Op. income / Op. rev.	%	43.34	34.16	(9.18)	(21.2%)
ROE **	%	32.10%	24.97%	(7.1%)	(22.2%)
ROA **	%	11.75%	10.66%	(1.1%)	(9.2%)
* EBITDA / Financial costs
** Annualized figures

Liquidity index as of June 30th, 2010 was 0.87 times, a 9.4% decrease compared to December, 2009. Thus, this level shows the Company’s solid liquidity position, meeting its obligations with banks and financing its investments with cash surpluses and having a satisfactory debt repayment schedule.

The acid test ratio is 0.81 times, a 11% decrease over December 2009, basically explained by the reduction in cash and cash equivalents, and the higher accounts payable to related companies due to the increase in the trading account of Emgesa.

Leverage ratio was 0.99 as of June 2010, reflecting a 9.2% decrease over December, 2009.

PRESS RELEASE
1H 2010

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS

Table 7
CASH FLOW	(Million Ch$)				(Thousand US$)
	1H09	1H10	Var	Chg %	1H10

Net Income	408,286	279,275	(129,011)	(31.6%)	532,114

Adjustments to Reconcile to Operating Income
Taxes Payable	83,111	107,374	24,263	29.2%	204,584
Decrease (increse) in inventories	(2,396)	(2,648)	(252)	(10.5%)	(5,045)
Decrease (increase) in trade accounts receivable	42,668	(19,799)	(62,467)	(146.4%)	(37,725)
Decrease (increase) in other operating accounts receivable	(17,100)	(7,807)	9,293	54.3%	(14,875)
Decrease (increase) in trade accounts payable	(147,184)	(4,490)	142,694	96.9%	(8,556)
Depreciation and amortization	98,675	101,074	2,399	2.4%	192,581
Provisions	1,297	108	(1,189)	(91.6%)	207
Unrealized foreign currency exchange differences	26,362	(11,369)	(37,731)	(143.1%)	(21,661)
Minority interest	(43,836)	(41,100)	2,736	6.2%	(78,310)
Other non-cash	(10,094)	27,182	37,276	369.3%	51,790
Other Adjustments	89,488	76,232	(13,255)	(14.8%)	145,249
Total adjustments to Reconcile to Operating Income	120,991	224,757	103,766	85.8%	428,238
Income tax proceeds (payments)	(90,540)	(155,039)	(64,499)	(71.2%)	(295,403)
Other inflows (outflows)	170	0	(170)	(100.0%)	0

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	438,907	348,992	(89,915)	(20.5%)	664,950

Net Cash Flows provided by (used in) Investing Activities
Loans to related companies	(6,412)	(48,845)	(42,434)	(661.8%)	(93,067)
Proceeds from sales of property, plant and equipment	2,579	137	(2,442)	(94.7%)	261
Purchase of property, plant and equipment	(169,541)	(145,054)	24,487	14.4%	(276,377)
Acquisitions of intangible assets	(801)	-	801	(100.0%)	-
Acquisitions of other long-term assets	(0)	(102)	(101)	(45684.2%)	(194)
Proceeds from prepayments reimbursed and third party loans	-	(2,999)	(2,999)		(5,714)
Proceeds from dividends	13,051	38,090	25,039	191.9%	72,575
Proceeds from interest received	1,878	662	(1,216)	(64.8%)	1,262
Other investment proceeds (disbursements)	3,861	-	(3,861)	(100.0%)	-
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(155,383)	(158,110)	(2,727)	(1.8%)	(301,254)

Cash Flows provided by (used in) Financing Activities
Long-term loans obtained	202,433	48,259	(154,175)	(76.2%)	91,949
Proceeds from loans from related companies	11,159	60,567	49,408	442.7%	115,402
Payments of loans	(133,709)	(241,577)	(107,868)	(80.7%)	(460,286)
Repayments of liabilities for financial leases	(2,684)	(4,512)	(1,828)	(68.1%)	(8,596)
Payments on loans from related companies	(48,098)	-	48,098	(100.0%)	-
Dividends paid	(173,532)	(255,019)	(81,487)	(47.0%)	(485,899)
Payments of interest	(54,206)	(64,052)	(9,847)	(18.2%)	(122,041)
Other financing proceeds (payments)	(347,373)	(86,951)	260,423	75.0%	(165,671)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(546,009)	(543,284)	2,725	0.5%	(1,035,142)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF FOREIGN
EXCHANGE RATE VARIATIONS	(262,485)	(352,402)	(89,917)	(34.3%)	(671,447)

Effects of foreign exchange rate variations on cash and cash equivalents	(39,705)	(1,815)	37,890	95.4%	(3,458)
Net Increase (Decrease) in Cash and Cash Equivalents	(302,190)	(354,217)	(52,027)	(17.2%)	(674,905)
Beginning balance of cash and cash equivalents	719,218	446,438	(272,780)	(37.9%)	850,618
Ending Balance of Cash and Cash Equivalents	417,028	92,221	(324,807)	(77.9%)	175,713

PRESS RELEASE
1H 2010

The company generated a negative cash flow of Ch$ 352,402 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 348,992 million, representing a 20.5% decrease over June 2009. This flow mainly comprises the net income for the period of Ch$ 279,275 million.

Investment activities generated a negative flow of Ch$ 158,110 million, mainly due to acquisitions of property, plant and equipment for Ch$ 145,054 million.

Financing activities generated a negative flow of Ch$ 543,284 million. This was mainly generated by loan repayments for Ch$ 241,577 million, interest payments for Ch$ 64,052 million and dividends paid for Ch$ 254,603.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE

Table 8
Cash Flow (Thousand US$)	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
	1H09	1H10	1H09	1H10	1H09	1H10	1H09	1H10	1H09	1H10
Argentina	865	703	-	-	-	-	-	-	865	703
Peru	-	-	7,043	15,726	-	-	-	-	7,043	15,726
Brazil	-	-	-	-	-	-	-	-	-	-
Colombia	-	-	13,131	67,551	-	59,463	-	-	13,131	127,014
Total	865	703	20,174	83,277	-	59,463	-	-	21,040	143,442

CAPEX AND DEPRECIATION

Table 9
	Payments for Additions of Fixed Assets			Depreciation
	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	1H09	1H10	1H10	1H09	1H10	1H10
Endesa Chile	102,202	108,299	206,346	30,359	29,638	56,471
Endesa Eco	33,799	15,760	30,028	733	2,945	5,612
Pehuenche	154	197	376	6,089	6,092	11,607
San Isidro	1,503	1,754	3,343	4,481	4,373	8,332
Pangue	425	154	293	2,185	2,199	4,189
Celta	3,515	1,276	2,432	1,367	1,283	2,445
Enigesa	260	94	178	50	76	145
Ingendesa	122	68	129	109	91	173
Easa	11,744	5,365	10,223	11,762	9,531	18,160
Emgesa	5,037	3,268	6,226	17,440	20,032	38,168
Generandes Perú	4,705	4,903	9,342	18,892	19,527	37,205
Transquillota	2,129	-	-	159	159	303
Hidroaysen	6,465	2,796	5,328	26	24	46
Gas Atacama	-	2,235	4,259	3,324	2,951	5,622
Total	169,541	145,054	276,377	96,976	98,930	188,495

PRESS RELEASE
1H 2010

ARGENTINA

In Argentina, the operating income in the first half of 2010 was Ch$ 23,496 million, in line with the operating income as of June 2009, a decrease of 0.3%. This all resulted in a combined EBITDA for our Argentine operations of Ch$ 33,027 million, 6.2% less than in the first half of 2009.

ENDESA COSTANERA

Operating income of Costanera amounted to Ch$ 6,597 million, a 1.9% reduction compared to 2009 first semester. Physical sales declined by 21.1%, reaching 3,986 GWh due to the plants major maintenance. Procurement and services cost increased by 12.4% between both periods, which is mainly explained by higher fuel costs. The effect of converting the financial statements from Argentine pesos to Chilean pesos caused a 16.9% decrease of the results between both periods.

Table 10
Endesa Costanera	Million Ch$				Thousand US$
	1H09	1H10	Var	Chg%	1H10
Operating Revenues	130,155	139,866	9,711	7.5%	266,493
Procurement and Services	(104,224)	(117,195)	(12,971)	(12.4%)	(223,296)
Contribution Margin	25,931	22,671	(3,260)	(12.6%)	43,197
Other Costs	(9,268)	(8,134)	1,134	12.2%	(15,499)
Gross Operating Income (EBITDA)	16,663	14,537	(2,126)	(12.8%)	27,698
Depreciation and Amortization	(9,941)	(7,940)	2,001	20.1%	(15,128)
Operating Income	6,722	6,597	(125)	(1.9%)	12,570

Table 10.1
Endesa Costanera	1H09	1H10	Var	Chg%
GWh Produced	5,028	3,940	(1,088)	(21.6%)
GWh Sold	5,052	3,986	(1,066)	(21.1%)
Market Share	9.7%	7.3%	(2.4) pp.

PRESS RELEASE
1H 2010

EL CHOCÓN

El Chocón showed a favorable reservoir level as a result of the storage during 2009, thus contributing a greater hydroelectric availability and reducing costs of energy purchases by nearly 25.3%, offsetting the 2.6% decrease of physical sales. Its operating income, therefore, rose by 1.4% to Ch$ 16,958 million to the end of June 2010.

Table 11
El Chocón	Million Ch$				Thousand US$
	1H09	1H10	Var	Chg%	1H10
Operating Revenues	30,720	29,243	(1,478)	(4.8%)	55,717
Procurement and Services	(9,705)	(8,248)	1,457	15.0%	(15,716)
Contribution Margin	21,015	20,995	(21)	(0.1%)	40,002
Other Costs	(2,467)	(2,445)	22	0.9%	(4,658)
Gross Operating Income (EBITDA)	18,549	18,550	1	0.0%	35,344
Depreciation and Amortization	(1,821)	(1,591)	230	12.6%	(3,032)
Operating Income	16,727	16,958	231	1.4%	32,311
Figures may differ from those accounted under Argentine GAAP.

Table 11.1
El Chocón	1H09	1H10	Var	Chg%
GWh Produced	1,533	1,533	(1)	(0.0%)
GWh Sold	1,750	1,704	(46)	(2.6%)
Market Share	3.4%	3.1%	(0.2) pp.

Market risk analysis

  Hydrological risk: The El Chocón reservoir ended June 2010 at a level of 377.4 msl, similar to the 377.86 msl at the end of June 2009. Flows in the Limay basin were around 54% below than the historic average, while the Collón Curá basin was some 61% below average.

  Variation in energy demand: Demand for the first half of 2010 was 54,404 GWh, 4.7% higher than the same period in 2009 (51,938 GWh).

Investments

  In Argentina, Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S. A., has made between 2004 and 2007 investments in the Foninvemem, which meant 21% shareholding in Termoeléctrica Manuel Belgrano S.A. and Termoeléctrica José de San Martín S.A., corresponding to two 800 MW combined-cycle plants each. Both plants started operating in open cycle during 2008. The closing  of the cycles (combined-cycle operation) took place by the beginning of this year. So, both companies  started recovering their credits from the cash flows generated by the projects under the sale contract of their production to the MEM.

PRESS RELEASE
1H 2010

CHILE

Operating income of the generation business in Chile was Ch$ 220,190 million as of June 2010, a reduction of 35.6% compared to the same period of the previous year. Physical sales remained in line, although at average prices expressed in pesos that were approximately 18.7% lower. This is explained by decreased sales at the spot market because of the reduced dispatch of the thermal plants, partially compensated by higher sales to unregulated and regulated customers that showed a recovery in demand.

The decrease of the operating income was also partially offset by a 2.2% reduction in procurement and services costs, mainly due to a 20.2% decrease in fuel purchase costs associated with the lower thermal dispatch.

This resulted in an EBITDA or gross margin of the generation business reaching Ch$ 270,008 million as of June 2010, compared to Ch$ 390,904 million in the first half of 2009.

Table 12
Chilean Electricity Business	Million Ch$				Thousand US$
	1H09	1H10	Var	Chg%	1H10
Operating Revenues	739,334	620,971	(118,363)	(16.0%)	1,183,162
Procurement and Services	(316,987)	(310,108)	6,879	2.2%	(590,862)
Contribution Margin	422,347	310,863	(111,484)	(26.4%)	592,300
Other Costs	(31,443)	(40,855)	(9,412)	(29.9%)	(77,843)
Gross Operating Income (EBITDA)	390,904	270,008	(120,897)	(30.9%)	514,457
Depreciation and Amortization	(48,767)	(49,818)	(1,051)	(2.2%)	(94,921)
Operating Income	342,138	220,190	(121,948)	(35.6%)	419,537

Table 12.1
Chilean Electricity Business	1H09	1H10	Var	Chg%
GWh Produced	10,375	10,140	(235)	(2.3%)
GWh Sold	10,515	10,517	2	0.0%
Market Share	39.9%	39.9%	(0.0) pp.

Most important changes in the market

  The National Energy Commission (CNE) issued its preliminary node-price report in early April 2010. The theoretical average price at Alto Jahuel 220 kV was US$104.8/MWh and Ch$55.8/kWh, representing an increase of 1.7% in dollars and a reduction of 1.4 % in pesos respectively, compared to the theoretical values of the October 2009 price-fixing.

  In the SING, the average theoretical price at Crucero 220 kV was US$92.1/MWh and Ch$49.1/kWh, representing a fall of 23.0% in dollars and of 25.3% in pesos respectively, in relation to the theoretical amounts of the October 2009 price-fixing.

  Variations in energy sales: energy sales in Chile (SIC + SING) in the first half of 2010 was 26,385 GWh, in line with the same period of the previous year (26,350 GWh). SIC’s energy demand increased by 0.8% and the SING’s energy demand decreased by 1.9%.

  The Ministry of Energy was created on February 2010, by the application of Law 20,402, having the mission of designing and coordinating the plans, policies and regulations for the good functioning and development of the sector.

PRESS RELEASE
1H 2010

  On May 28, Endesa Chile informed the SVS about the effects of the earthquake, in reply to the official letter sent by the authority requesting information on the impacts of the catastrophe. A reduced margin is estimated for 2010 of US$ 43 million, mainly due to lost sales of energy and capacity because of the unavailability of Bocamina I, losses due to margin of hydroelectric energy not consumed, and the presence of lower prices and reduced demand from the company’s customers, which impacts sales of capacity.

Market risk analysis

  Hydrological Risk: The hydrological year April 2009 - June 2010 showed a probability of surplus of its affluent energy of 63.1%, which places it as a normal year.

  Reservoir levels as of June 1, 2010 accumulate approximately 2,968 GWh of energy equivalent (approximately 15.3% below (537 GWh) than the level as of June 1, 2009).

Investments

Endesa Chile is currently constructing one project and studying a series of projects in Latin America, which are in different stages of development.

  In Chile, the Bocamina II project, currently under construction, is located in Coronel, Bío Bío Region. This region  was severely affected by the earthquake of February 27, 2010, and the start-up of the Bocamina II originally planned for December 2010, will therefore be postponed. The severity of the earthquake caused problems in the works fronts and the need of a detailed inspection to evaluate the impacts on the works, principally the boiler, the traveling crane in the turbine building and the siphon works. Endesa Chile’s best estimate at present of a start-up date for entering commercial operations is the second half of 2011.

  Among the projects that Endesa Chile is studying is the HidroAysén project, currently in the environmental assessment process, which is being developed through the company Centrales Hidroeléctricas de Aysén S. A. The project consists of the construction of a hydroelectric complex of 2,750 MW capacity, whose average generation would reach 18,430 GWh-year. Endesa Chile holds 51% of the share capital of the company and Colbún S.A. holds the remaining 49%. With respect to progress in the environmental qualification process, the National Environmental Commission (CONAMA) on June 21 authorized an extension of the term for the submission of Addendum 2 to the Environmental Impact Assessment, containing responses to the second series of observations made on January 18, 2010. The authorized term extends now to October 29, 2010.

PRESS RELEASE
1H 2010

COLOMBIA

EMGESA

The operating income of our Colombian business was Ch$ 116,875 million as of June 2010, 9.2% decrease compared to the same period of 2009. This is mainly explained by a less efficient production mix due to low hydrology as a consequence of the El Niño phenomenon. This situation led to an increase in thermal production, replacing hydroelectric dispatch, which decreased by 30.9% comparing both periods. The climate factor caused an increase of 53.1% in procurement and services cost because of higher energy purchases and higher costs of fuel consumption for the thermal generation of Ch$ 23,233 million and Ch$ 12,180 million respectively. This was partially compensated by higher average price due to the greater thermal production resting from the low hydrology. EBITDA, or gross margin, in Colombia decreased 6.3% in the first half of 2010, reaching Ch$ 137,285 million. The effect of converting the financial statements from Colombian pesos to Chilean pesos caused a 6.4% increase of the results between both periods.

Table 13
Emgesa	Million Ch$				Thousand US$
	1H09	1H10	Var	Chg%	1H10
Operating Revenues	234,471	264,188	29,717	12.7%	503,368
Procurement and Services	(72,061)	(110,319)	(38,257)	(53.1%)	(210,195)
Contribution Margin	162,409	153,869	(8,540)	(5.3%)	293,174
Other Costs	(15,905)	(16,585)	(679)	(4.3%)	(31,599)
Gross Operating Income (EBITDA)	146,504	137,285	(9,219)	(6.3%)	261,574
Depreciation and Amortization	(17,726)	(20,410)	(2,684)	(15.1%)	(38,887)
Operating Income	128,778	116,875	(11,903)	(9.2%)	222,687
Figures may differ from those accounted under Colombian GAAP.

Table 13.1
Emgesa	1H09	1H10	Var	Chg%
GWh Produced	6,634	5,098	(1,535)	(23.1%)
GWh Sold	8,391	7,138	(1,253)	(14.9%)
Market Share	21.2%	17.7%	(3.5) pp.

Market risk analysis

  Hydrological Risk: Total SIN inflows have shown a recovery from March 2010. SIN inflows were 95% of the historic average (normal hydrology); those of Guavio were 82% (normal-dry condition) and those of Betania were 92% (normal condition). The most representative reservoir levels for Endesa Chile (Guavio) were at 60% of their maximum capacity as of June 30, 2010, equivalent to 1,283 GWh.

  Variation in energy demand: the accumulated demand in the first half of 2010 was 40,387 GWh, 1.8% higher with respect to the same period of 2009 (39,668 GWh).

  Resolution CREG 70/2010 came into effect on June 1, which repeals Resolution CREG 10/2010 which, among other aspects, limited the placement of hydraulic energy and by which 320 GWh of the group (Guavio, Betania and Pagua) were stored. As a result, all the energy stored at these plants was generated during June.

PRESS RELEASE
1H 2010

Investments

In Colombia, following the conclusion of the Assignment of Firm Energy process for the projects to start operating between December 2014 and November 2019, the Colombian Ministry of Mines and Energy chose Emgesa’s El Quimbo hydroelectric project, with a capacity of 400 MW. The contract has a term of 20 years from December 2014. The construction of this project was recently approved by the board of Endesa Chile. It is in the process of obtaining the environmental consents and is tendering the principal civil works and equipment contracts. It is currently awaiting the pronouncement of the Cundinamarca Administrative Tribunal, in relation to the environmental approvals.

PERU

EDEGEL

An operating income of Ch$ 38,674 million was produced in Edegel, a reduction of 19.6% compared to the first half of 2009. This is mainly explained by lower physical sales and a higher procurement and services costs. The 3.2% decline in physical sales was due to lower sales to unregulated customers, particularly to Electroperú, whose contract ended in September 2009. The 47.1% increase in procurement and services cost reflects the absence of the non-recurring reversal of provisions for energy purchases of distribution companies without contracts registered in the first quarter of 2009. This was partially compensated as our Peruvian operation maintained an efficient production mix with 60% hydroelectric and the rest thermal, reflecting lower fuel consumption costs of Ch$ 479 million. The effect of converting the financial statements from Peruvian soles to Chilean pesos caused a 3% decrease of the results between both periods.

Table 14
Edegel	Million Ch$				Thousand US$
	1H09	1H10	Var	Chg%	1H10
Operating Revenues	109,726	109,444	(283)	(0.3%)	208,528
Procurement and Services	(27,233)	(40,057)	(12,824)	(47.1%)	(76,322)
Contribution Margin	82,493	69,387	(13,106)	(15.9%)	132,206
Other Costs	(15,407)	(11,080)	4,327	28.1%	(21,111)
Gross Operating Income (EBITDA)	67,086	58,307	(8,779)	(13.1%)	111,095
Depreciation and Amortization	(18,993)	(19,633)	(640)	(3.4%)	(37,408)
Operating Income	48,092	38,674	(9,419)	(19.6%)	73,687
Figures may differ from those accounted under Peruvian GAAP.

Table 14.1
Edegel	1H09	1H10	Var	Chg%
GWh Produced	4,301	4,101	(200)	(4.6%)
GWh Sold	4,295	4,157	(138)	(3.2%)
Market Share	31.9%	28.6%	(3.3) pp.

Most important changes in the market

  On April 29, the Peruvian government issued an urgent decree to regulate various aspects of the functioning of the electricity market. It states, among other things, that tenders called by distributors in accordance with Law 28832 should take into account the guidelines of the Ministry of Energy and Mines with respect to the participation of generation technologies and the terms for beginning the tender processes. It also repeals Article 5, 2nd and 3rd paragraphs, of Number 12 "Firm Capacity" and the transitory provisions of Decree 1041. The compensation is eliminated of 70% of firm transport not used and also the requirement to have firm contracts in order to receive remuneration for capacity.

PRESS RELEASE
1H 2010

  The bar price fixed at US$ 39.35 per MWh (29.03 energy and 10.32 capacity) for the period May 2010- April 2011 became effective from May 1, 2010. This was 5% lower than the current price that was set in 2009.

  In April 14, the tender was held for the long-term supply (8, 10 and 12 years) for the regulated market. This process was led by Edelnor, and Luz del Sur and other smaller distributors participated. Edegel (including Chinango) placed all the energy offered, 800 MW, at an average monomic price of US$ 52.5/MWh.

  On June 24, the MINEM issued a supreme decree (DS-036-2010) that creates the sole tariff for natural gas transport (TUTGN) applicable to the natural-gas transport service in Peru. The TUTGN will be calculated each year by Osinergmin and will be the maximum tariff that transport concession-holders are allowed to invoice.

  On June 10, the first natural-gas liquefaction plant in South America was officially inaugurated. With an investment of US$ 3,800 million, PERU LNG represents the largest investment in any one project in Peru’s history.

Market risk analysis

  Hydrological risk: Total volume stored in lakes and reservoirs of Edegel at the end of June 2010 was 266.4 million of m3, which represents 94% of total capacity (1% more than the level at the same date of the year before). In the second quarter, Rimac basin inflows were 109% of average (normal-wet category). The rivers Tulumayo and Tarma maintained average flows representing 110% (normal- wet category) and 104% (normal) respectively.

  Variation in energy demand: the accumulated demand in the first half of 2010 was 14,528 GWh, 8% higher with respect to the same period of 2009 (13,452 GWh).

MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Group’s basic principles:

  To comply with the rules of good corporate governance.

  To comply strictly with all Endesa Chile’s regulations.

Each business and corporate area defines:

  The markets and products in which they can operate as a function of their knowledge and sufficient abilities to ensure an effective risk management.

  Criteria about counterparties.

  Authorized operators.

The businesses and corporate areas establish for each market in which they operate, their exposure to risk in line with the defined strategy.

All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

PRESS RELEASE
1H 2010

The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a variable interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to achieve a balance in the debt structure which permits minimizing the cost of the debt with a reduced volatility in the statement of results.

Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 59% as of June 2010 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert floating into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and floating interest rates, using derivative contracts, is as follows:

	FY2009	1H10
	%	%
Fixed Interest Rate	46%	59%
Protected Interest Rate	1%	0%
Variable Interest Rate	53%	41%
Total	100%	100%

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk on some commodities, basically of fuel purchases for the electricity generation and also of energy trading transactions in the local markets.

Looking forward to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with non-regulated customers.

PRESS RELEASE
1H 2010

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting long term committed credit facilities and short term financial investments, for the amounts needed to support future estimated needs according to the period with the situation and the expectations of debt and capital markets.

As of June 30, 2010, Endesa Chile’s liquidity (cash and cash equivalents) was Ch$ 92,221 million. As of June 30, 2009, the company’s liquidity was Ch$ 307,266 million.

Credit Risk

• Commercial account receivables

Regarding the credit risk on accounts receivable from commercial activities, this risk is historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

In some countries it is possible to cut off the supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk (which are limited as stated above) are measured.

• Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, the ones considered are those having at least 2 investment grade ratings from among the 3 principal international credit-rating agencies (Moodys, S&P and Fitch).

Placements are backed with treasury bonds of the countries where it operates and/or paper issued by top-line banks, giving priority to the former whenever possible and on market conditions. The contracting of derivatives is carried out with highly-solvent entities, resulting in around 90% of transactions being with entities whose rating is A or above.

Risk Measurement

Endesa Chile measures the value at risk of its debt and financial derivatives positions with the objective of guaranteeing that the risk contracted by the company is consistent with the risk exposure defined by the management, thus restricting the volatility of its financial results. The risk exposure used in the calculations of the current value at risk comprises debt and financial derivatives.

Financial position	FY2009	1H10
	M$	M$
Interest Rate	23,894,803	16,308,634
Exchange Rate	866,624	734,415
Correlation	1,515,435	(813,296)
Total	26,276,862	16,229,753

PRESS RELEASE
1H 2010

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt of specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment, after any applicable grace period, of Endesa Chile debts, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million dollars (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million dollars, could give rise to a cross default of two bank revolving debt facilities at Endesa Chile. Furthermore, these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from credit rating agencies could trigger prepayments.

SUSTAINABILITY AND THE ENVIRONMENT

In January 2010, Endesa Chile received the “Silver Class” distinction in the Sustainability Yearbook 2010 published by the Swiss agency SAM (Sustainable Asset Management) together with PricewaterhouseCoopers, which placed the Company among the seven best performing electricity companies in sustainability in the world.

The Sustainability Report 2009 of Endesa Chile was completed and is available. The report was distinguished with the maximum qualification GRI (A+).

In the first quarter of 2010, Endesa Chile sent the Communication of Progress (COP) to the United Nations, for carrying out policies that promote the Global Compact. In March, Endesa Chile participated in a meeting in Bogotá, where the Company and its subsidiaries committed to the Global Compact, and evaluated the actions and commitments of Endesa Chile’s subsidiaries in Latin America with the 10 main beliefs of the Global Compact.

During the first half of 2010, pilot stakeholders charting workshops were held by types of plant: hydraulic, thermal and wind, within the Company’s stakeholder engagement strategy. With these pilot programs, the relationship strategy with the principal stakeholders can be prepared at the plant level in order to comply with the principle of materiality and relevance required by current sustainability methodologies.

The annual reports of Fundación Pehuén and Endesa Eco were completed and are available.

PRESS RELEASE
1H 2010

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following can be mentioned with respect to the assets of major importance:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, Plant and Equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium of the cost of acquisition over the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any deterioration has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for deterioration (see Note 3.c of the financial statements).

Throughout the period, and fundamentally on its closing, an evaluation is made to ensure that there is no indication that some asset might have suffered a loss for deterioration. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the effective generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows. As a result of this evaluation, it was determined that there is no deterioration related to the acquired businesses, except in the case of our jointly-controlled company Gas Atacama Holding Ltda., whose impairment test made in 2007 determined that the recoverable value of the assets was below their book value, making an investment provision on that date.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the financial statements.

PRESS RELEASE
1H 2010

OPERATING INCOME BY SUBSIDIARY

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile’ subsidiary, for the first half of 2009 and 2010 is detailed as follows:

Table 15
	1H09			1H10
Million Ch$	Operating	Operating Costs	Operating	Operating	Operating Costs	Operating
	Revenues		Income	Revenues		Income
Costanera	130,155	(123,433)	6,722	139,866	(133,269)	6,597
Chocón	30,720	(13,993)	16,727	29,243	(12,284)	16,958
Edegel	109,726	(61,634)	48,092	109,444	(70,770)	38,674
Emgesa	234,471	(105,693)	128,778	264,188	(147,313)	116,875
Endesa Chile and Chilean subsidiaries	756,406	(410,181)	346,225	636,093	(412,540)	223,553
Investment Vehicles	(66)	(14)	(79)	21	(167)	(145)
Consolidation Foreign Subsidiaries Adjustments	(428)	428	-	(439)	439	-
Total Consolidation	1,260,985	(714,519)	546,465	1,178,416	(775,904)	402,512

Table 15.1
		1H10
Thousand US$	Operating	Operating Costs	Operating
	Revenues		Income
Costanera	266,493	(253,923)	12,570
Chocón	55,717	(23,406)	32,311
Edegel	208,528	(134,841)	73,687
Emgesa	503,368	(280,682)	222,687
Endesa Chile and Chilean subsidiaries	1,211,975	(786,030)	425,946
Investment Vehicles	41	(318)	(277)
Consolidation Foreign Subsidiaries Adjustments	(836)	836	-
Total Consolidation	2,245,287	(1,478,363)	766,924

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

PRESS RELEASE
1H 2010

BUSINESS INFORMATION OF CHILEAN OPERATIONS

MAIN OPERATING FIGURES IN GWH

Table 16
	Endesa and Non-		Endesa SIC	Endesa SING	Total Chile
1H10 - GWh	Registered	Pehuenche	Consolidated	Consolidated	Consolidated
	Subsidiaries
Total generation	7,827.2	1,304.8	9,132.0	1,008.2	10,140.2
Hydro generation	4,726.7	1,304.8	6,031.5	-	6,031.5
Thermo generation	3,040.0	-	3,040.0	1,008.2	4,048.2
Wind generation	60.5	-	60.5	-	60.5
Purchases	3,089.4	12.2	198.8	383.5	582.3
Purchases to related companies	2,902.8	-	2,902.8	-	2,902.8
Purchases to other generators	186.6	12.2	198.8	-	198.8
Purchases at spot	-	-	-	383.5	383.5
Transmission losses, pump and other consumption	186.5	6.0	192.5	13.1	205.7
Total electricity sales	10,729.9	1,310.9	9,138.6	1,378.6	10,517.2
Sales at regulated prices	6,128.1	-	6,128.1	-	6,128.1
Sales at unregulated prices	1,984.3	120.9	2,105.2	1,349.3	3,454.4
Sales at spot marginal cost	590.6	314.7	905.3	29.3	934.6
Sales to related companies generators	2,026.9	875.3	2,902.2	-	2,902.2
TOTAL SALES OF THE SYSTEM	19,684.6	19,684.6	19,684.6	6,700.6	26,385.2
Market Share on total sales (%)	44.2%	2.2%	46.4%	20.6%	39.9%

Table 16.1
	Endesa and Non-		Endesa SIC	Endesa SING	Total Chile
1H09 - GWh	Registered	Pehuenche	Consolidated	Consolidated	Consolidated
	Subsidiaries
Total generation	7,772.2	1,373.8	9,146.0	1,229.0	10,375.0
Hydro generation	4,608.3	1,373.8	5,982.1	-	5,982.1
Thermo generation	3,136.0	-	3,136.0	1,229.0	4,365.0
Wind generation	27.9	-	27.9	-	27.9
Purchases	2,534.8	-	152.0	211.8	363.7
Purchases to related companies	2,382.8	-	2,382.8	-	2,382.8
Purchases to other generators	152.0	-	152.0	-	152.0
Purchases at spot	-	-	-	211.8	211.8
Transmission losses, pump and other consumption	199.5	6.3	205.9	17.5	223.4
Total electricity sales	10,107.5	1,367.4	9,092.1	1,423.2	10,515.3
Sales at regulated prices	5,557.6	181.1	5,738.7	348.8	6,087.5
Sales at unregulated prices	1,873.5	87.4	1,960.9	997.8	2,958.7
Sales at spot marginal cost	1,037.4	355.1	1,392.5	76.6	1,469.0
Sales to related companies generators	1,639.0	743.8	2,382.8	-	2,382.8
TOTAL SALES OF THE SYSTEM	19,520.3	19,520.3	19,520.3	6,830.1	26,350.4
Market Share on total sales (%)	43.4%	3.2%	46.6%	20.8%	39.9%

PRESS RELEASE
1H 2010

BUSINESS INFORMATION OF FOREIGN OPERATIONS

MAIN OPERATING FIGURES IN GWH

Table 17
1H10 - GWh	Costanera	Chocón	Total	Chile	Colombia	Peru	Abroad	TOTAL
			Argentina					Cons.
Total generation	3,939.8	1,532.9	5,472.7	10,140.2	5,098.2	4,101.0	14,671.9	24,812.0
Hydro generation	-	1,532.9	1,532.9	6,031.5	4,348.5	2,477.5	8,358.8	14,390.3
Thermo generation	3,939.8	-	3,939.8	4,048.2	749.7	1,623.5	6,313.1	10,361.3
Wind generation	-	-	-	60.5	-	-	-	60.5
Purchases	83.3	171.2	254.5	582.3	2,103.9	157.4	2,515.8	3,098.1
Purchases to related companies	-	-	-	2,902.8	-	-	-	2,902.8
Purchases to other generators	-	-	-	198.8	188.4	-	188.4	387.1
Purchases at spot	83.3	171.2	254.5	383.5	1,915.6	157.4	2,327.5	2,711.0
Transmission losses, pump and other consumption	37.3	-	37.3	205.7	63.9	101.3	202.5	408.2
Total electricity sales	3,985.8	1,704.1	5,689.9	10,517.2	7,138.3	4,157.1	16,985.2	27,502.4
Sales at regulated prices	-	-	-	6,128.1	4,181.1	2,763.1	6,944.2	13,072.3
Sales at unregulated prices	367.6	690.9	1,058.6	3,454.4	1,252.5	937.6	3,248.7	6,703.1
Sales at spot marginal cost	3,618.2	1,013.1	4,631.3	934.6	1,704.7	456.3	6,792.3	7,726.9
Sales to related companies generators	-	-	-	2,902.2	-	-	-	2,902.2
TOTAL SALES OF THE SYSTEM	54,403.6	54,403.6	54,403.6	26,385.2	40,386.5	14,527.5
Market Share on total sales (%)	7.3%	3.1%	10.5%	39.9%	17.7%	28.6%

Table 17.1
1H09 - GWh	Costanera	Chocón	Total	Chile	Colombia	Peru	Abroad	TOTAL
			Argentina					Cons.
Total generation	5,027.9	1,533.5	6,561.4	10,375.0	6,633.7	4,300.9	17,496.0	27,871.0
Hydro generation	-	1,533.5	1,533.5	5,982.1	6,294.3	2,520.4	10,348.2	16,330.2
Thermo generation	5,027.9	-	5,027.9	4,365.0	339.4	1,780.5	7,147.8	11,512.8
Wind generation	-	-	-	-	-	-	-	-
Purchases	71.0	216.9	287.9	363.7	1,831.2	99.7	2,218.8	2,582.6
Purchases to related companies	-	-	-	2,382.8	-	-	-	2,382.8
Purchases to other generators	-	-	-	152.0	615.7	-	615.7	767.7
Purchases at spot	71.0	216.9	287.9	211.8	1,215.5	99.7	1,603.1	1,814.9
Transmission losses, pump and other consumption	46.8	-	46.8	223.4	74.0	105.3	226.2	449.5
Total electricity sales	5,052.1	1,750.4	6,802.5	10,515.3	8,390.9	4,295.3	19,488.7	30,004.0
Sales at regulated prices	-	-	-	5,738.7	4,182.9	1,954.2	6,137.1	11,875.8
Sales at unregulated prices	423.3	657.0	1,080.3	3,307.6	1,199.9	2,032.0	4,312.2	7,619.7
Sales at spot marginal cost	4,628.8	1,093.4	5,722.2	1,469.0	3,008.1	309.1	9,039.4	10,508.4
Sales to related companies generators	-	-	-	2,382.8	-	-	-	2,382.8
TOTAL SALES OF THE SYSTEM	51,937.5	51,937.5	51,937.5	26,350.4	39,668.2	13,452.0
Market Share on total sales (%)	9.7%	3.4%	13.1%	39.9%	21.2%	31.9%

PRESS RELEASE
1H 2010

BRAZIL

We disclose the operating results of Endesa Brasil and its subsidiaries for information purposes only. Endesa Chile does not consolidate these companies’ results; their equity contribution is reflected in Net Income From Related Companies account in the Consolidated Income Statement.

ENDESA BRASIL

Table 18
Endesa Brasil	(Million Ch$)				(Thousand US$)
	1H09	1H10	Var	Chg %	1H10
Total Revenues	921,596	1,038,180	116,585	12.7%	1,978,089
Procurements and Services	(502,340)	(570,995)	(68,656)	(13.7%)	(1,087,941)
Contribution Margin	419,256	467,185	47,929	11.4%	890,148
Other Costs	(129,018)	(131,762)	(2,743)	(2.1%)	(251,051)
Gross Operating Income (EBITDA)	290,238	335,424	45,186	15.6%	639,097
Depreciation and Amortization	(74,146)	(83,787)	(9,641)	(13.0%)	(159,643)
Operating Income	216,091	251,637	35,545	16.4%	479,454
Net Financial Income	(23,545)	(45,223)	(21,677)	(92.1%)	(86,165)
Financial income	32,356	49,911	17,555	54.3%	95,098
Financial expenses	(68,035)	(98,731)	(30,696)	(45.1%)	(188,117)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	12,133	3,598	(8,535)	(70.3%)	6,855
Gains	16,058	21,090	5,032	31.3%	40,184
Losses	(3,925)	(17,492)	(13,568)	(345.7%)	(33,329)
Net Income from Sales of Assets	6	97	91	1553.0%	185
Net Income before Taxes	192,552	206,511	13,959	7.2%	393,475
Income Tax	(45,701)	(46,419)	(718)	(1.6%)	(88,444)
NET INCOME	146,851	160,092	13,242	9.0%	305,031
Net Income Attributable to Owners of the Company	103,834	100,400	(3,434)	(3.3%)	191,297
Net Income Attributable to Minority Interest	43,017	59,692	16,675	38.8%	113,734

GENERATION

CACHOEIRA

Operating Income increased 32% due to a 12.5% of higher sales volume boosted by the better hydrology and the recovery of the demand during the period, which made possible higher sales at contracted prices as well as in the spot market. In addition, average sales prices were 25% higher, boosted by monomic contractual prices, partially offset by lower spot prices in the system. This positive performance was partially offset by higher costs of energy purchases, aside the higher own generation level registered this year.

Positive conversion effect from local currency to Chilean pesos increased 9.2% the results compared to the figure of the same period last year.

PRESS RELEASE
1H 2010

Table 19
Cachoeira	Million Ch$				Thousand US$
	1H09	1H10	Var	Chg%	1H10
Operating Revenues	42,622	52,876	10,254	24.1%	100,747
Procurement and Services	(10,587)	(12,850)	(2,264)	(21.4%)	(24,484)
Contribution Margin	32,036	40,026	7,990	24.9%	76,262
Other Costs	(3,548)	(3,268)	280	7.9%	(6,226)
Gross Operating Income (EBITDA)	28,488	36,758	8,270	29.0%	70,037
Depreciation and Amortization	(3,322)	(3,543)	(221)	(6.7%)	(6,751)
Operating Income	25,166	33,215	8,049	32.0%	63,285
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Cachoeira	1H09	1H10	Var	Chg%
GWh Produced	1,325	1,525	200	15.1%
GWh Sold	1,712	1,926	214	12.5%
Market Share	0.9%	1.0%	0.0pp.

FORTALEZA (CGTF)

Operating Income increased 69% even though physical sales decreased 16% explained the latter by the lower thermal dispatch in the system, driven by the better hydrology prevailing in the system, especially between January and May. Lower physical sales were more than offset by higher average sales prices boosted by better sales mix, which reduced sales at the spot market, meanwhile increasing the composition of regulated segment, which suffered a positive price adjustment in April 2010. Additionally, there was a decrease of procurement and services costs as a consequence of the lower energy purchased during the period.

In addition, a positive conversion effect from local currency to Chilean pesos increased 9.2% the results compared to the figure of the same period last year.

Table 20
Fortaleza	Million Ch$				Thousand US$
	1H09	1H10	Var	Chg%	1H10
Operating Revenues	62,659	68,966	6,307	10.1%	131,403
Procurement and Services	(35,519)	(30,115)	5,404	15.2%	(57,379)
Contribution Margin	27,140	38,851	11,711	43.2%	74,024
Other Costs	(4,941)	(3,556)	1,386	28.0%	(6,775)
Gross Operating Income (EBITDA)	22,199	35,295	13,097	59.0%	67,250
Depreciation and Amortization	(3,655)	(4,011)	(356)	(9.7%)	(7,642)
Operating Income	18,544	31,285	12,741	68.7%	59,608
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Fortaleza	1H09	1H10	Var	Chg%
GWh Produced	95	450	355	374.0%
GWh Sold	1,651	1,381	(270)	(16.3%)
Market Share	0.9%	0.7%	(0.2) pp.

PRESS RELEASE
1H 2010

TRANSMISSION

CIEN

Our transmission line company, CIEN, decreased its operating income to a loss of Ch$8,024 million, due to the lack of contracts during the first half 2010 when compared to equal period 2009. After the law enacted on December 2009 that recognizes for all the transmission lines the right of a regulated income, we are expecting the ANEEL’s resolution determining the annual allowed income for CIEN. It its worth mentioning that the law enacted last December granted CIEN the condition of a public service provider. It has been signed an agreement of energy transportation with CAMMESA (Argentina) that will provide transmission availability during second half 2010.

On the other hand, it is important mentioning that it has been signed an agreement of energy transportation with CAMMESA (Argentina) that will provide transmission availability during second half 2010.

In addition, a positive conversion effect from local currency to Chilean pesos increased 9.2% the results compared to the figure of the same period last year.

Table 21
Cien	Million Ch$				Thousand US$
	1H09	1H10	Var	Chg%	1H10
Operating Revenues	51,798	11,595	(40,203)	(77.6%)	22,092
Procurement and Services	(1,212)	3,538	4,750	391.8%	6,741
Contribution Margin	50,586	15,133	(35,453)	(70.1%)	28,833
Other Costs	(5,340)	(6,180)	(841)	(15.7%)	(11,776)
Gross Operating Income (EBITDA)	45,246	8,952	(36,294)	(80.2%)	17,057
Depreciation and Amortization	(9,465)	(16,976)	(7,511)	(79.4%)	(32,345)
Operating Income	35,781	(8,024)	(43,805)	(122.4%)	(15,288)
Figures may differ from those accounted under Brazilian GAAP.

DISTRIBUTION

AMPLA

Operating Income increased 34% to Ch$ 102,369 million mainly due to a 6.5% increase of energy demand driven by high temperatures and recovery in economic activity. In addition, Ampla registered better sales mix in residential, commercial and industrial segments as well as tolls. The latter was partially compensated by higher energy losses.

All the above mentioned, has been boosted by positive conversion effect due to the appreciation of Brazilian Real relative to the Chilean peso.

Table 22
Ampla	Million Ch$				Thousand US$
	1H09	1H10	Var	Chg%	1H10
Operating Revenues	466,114	529,347	63,233	13.6%	1,008,587
Procurement and Services	(297,030)	(320,756)	(23,726)	(8.0%)	(611,150)
Contribution Margin	169,084	208,591	39,506	23.4%	397,437
Other Costs	(68,298)	(65,709)	2,588	3.8%	(125,199)
Gross Operating Income (EBITDA)	100,787	142,881	42,095	41.8%	272,238
Depreciation and Amortization	(24,514)	(40,404)	(15,890)	(64.8%)	(76,984)
Operating Income	76,273	102,477	26,205	34.4%	195,254
Figures may differ from those accounted under Brazilian GAAP.

PRESS RELEASE
1H 2010

Table 22.1
Ampla	1H09	1H10	Var	Chg%
Customers (Th)	2,493	2,535	42	1.7%
GWh Sold	4,660	4,965	305	6.5%
Clients/Employee	1,963	2,159	196	10.0%
Energy Losses %	20.6%	21.3%	0.7 pp.

COELCE

Operating Income increased 50% to Ch$ 95,726 million mainly due to a 16% increase in energy demand explained by a better economic scenario which boosted energy consumption in all segments; additionally, Coelce registered higher average sales margins due to better sales mix in residential, commercial, industrials and other rural customers and tolls. The latter was partially offset by higher energy losses and cost of energy purchases.

All the above mentioned, has been boosted by positive conversion effect due to Real appreciation relative to the Chilean peso.

Table 23
Coelce	Million Ch$				Thousand US$
	1H09	1H10	Var	Chg%	1H10
Operating Revenues	341,481	442,553	101,072	29.6%	843,216
Procurement and Services	(214,381)	(277,968)	(63,586)	(29.7%)	(529,624)
Contribution Margin	127,100	164,586	37,486	29.5%	313,592
Other Costs	(43,507)	(50,158)	(6,651)	(15.3%)	(95,569)
Gross Operating Income (EBITDA)	83,593	114,427	30,834	36.9%	218,023
Depreciation and Amortization	(19,770)	(18,701)	1,070	5.4%	(35,631)
Operating Income	63,823	95,726	31,904	50.0%	182,392
Figures may differ from those accounted under Brazilian GAAP.

Table 23.1
Coelce	1H09	1H10	Var	Chg%
Customers (Th)	2,903	3,026	124	4.3%
GWh Sold	3,695	4,284	589	16.0%
Clients/Employee	2,262	2,376	113	5.0%
Energy Losses (%)	11.6%	11.9%	0.3 pp.

PRESS RELEASE
1H 2010

OWNERSHIP OF THE COMPANY AS OF JUNE 30TH, 2010

TOTAL SHAREHOLDERS: 18,975

CONFERENCE CALL INVITATION

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended June 30th, 2010, on Wednesday, July 28th, 2010, at 10 am (Eastern Time).

To participate, please dial: 1 (617) 213 48 57, international or 1 (888) 680 08 90 (toll free USA). Passcode I.D.: 28075503, approximately 10 minutes prior to the scheduled starting time.

To access the phone replay, please dial 1 (617) 801 68 88 or 1 (888) 286 80 10 (toll free USA). Passcode I.D.: 64753060.

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link:
https://www.theconferencingservice.com/prereg/key.process?key=P73WVLD6U

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl (please note that this is a listen only mode).

PRESS RELEASE
1H 2010

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Investor Relations Director
susana.rey@endesa.cl
(56-2) 630 96 06

Denisse Labarca	Irene Aguiló	Jacqueline Michael	M. Teresa Fuentealba
Head of Investor	Investor Relations	Investor Relations	Investor Relations
Relations	Representative	Representative	Representative
denisse.labarca@endesa.cl	iaguilo@endesa.cl	jmc@endesa.cl	mtfd@endesa.cl
(56-2) 630 96 03	(56-2) 630 96 04	(56-2) 630 95 85	(56-2) 630 95 06

Gloria Mora
Investor Relations Assistant
gaml@endesa.cl
(56-2) 630 95 87

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’ business plans; (2) Endesa Chile’ cost-reduction plans; (3) trends affecting Endesa Chile’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	BY:	/S/ JOAQUÍN GALINDO V.

Joaquín Galindo V.
Chief Executive Officer
Dated: July 28, 2010